================================================================================
                        SECURITIES AND EXCHANGE COMMISION
                              Washington D.C. 20549

                               -------------------

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            For the month August 2003

                               -------------------

                       FRESENIUS MEDICAL CARE CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    ----------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or 40-F

Form 20-F     [X]                                    Form 40-F     [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     [ ]                                          No     [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

================================================================================

This Form 6-K/A is being filed to correct typographical errors made on the signature page and in Exhibits 31.1 and 32.1 to the Form 6-K filed by the registrant on August 14, 2003. The title of Dr. Rainer Runte on the signature page in the Form 6-K filed on August 14, 2003 should be the title indicated below his name on the signature page to this Form 6-K/A. The attached Exhibits
31.1 and 32.1 filed herewith should be relied upon in place of the Exhibits 31.1 and 32.1 filed on August 14, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

      DATE: August 14, 2003
                                        FRESENIUS MEDICAL CARE

                                        AKTIENGESELLSCHAFT

                                        By:   /s/ DR. BEN LIPPS
                                              --------------------------------
                                        Name: Dr. Ben Lipps
                                        Title: Chairman of the Management Board



                                        By:   /s/ DR. RAINER RUNTE
                                              --------------------------------
                                        Name: Dr. Rainer Runte
                                        Title: Deputy Member of the Management
                                               Board, General Counsel and Chief
                                               Compliance Officer